Exhibit (a)(11)

JUDGE JAMES L. ROBART

UNITED STATES DISTRICT COURT

WESTERN DISTRICT OF WASHINGTON

RHONDA M. MESA, individually and on behalf of all others similarly situated,	No. 2:10-cv-01486-JLR

Plaintiff,	AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY
v.
ZYMOGENETICS, INC., BRUCE L.A.
CARTER, JAMES A. HARPER, DAVID I.	JURY TRIAL DEMANDED
HIRSH, LARS FRUERGAARD
JORGENSEN, JONATHAN S. LEFF,
DAVID H. MacCALLUM, A. BRUCE
MONTGOMERY, KURT A. NIELSEN,
EDWARD E. PENHOET, DOUGLAS E.
WILLIAMS and BRISTOL-MYERS
SQUIBB COMPANY,

Defendants.

Plaintiff Rhonda M. Mesa ( “Plaintiff”), by and through her attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1. This is a class action on behalf of the shareholders of ZymoGenetics, Inc. (“ZymoGenetics” or the “Company”) against ZymoGenetics and its Board of Directors

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(“Board”) arising out of their breaches of fiduciary duty in connection with their efforts to complete the sale of ZymoGenetics to Bristol-Myers Squibb Company (“BMS”) for inadequate consideration and with grossly inadequate disclosure. The Board was aided and abetted in its breaches of fiduciary duty by ZymoGenetics and BMS.

2. On September 7, 2010, ZymoGenetics and BMS announced that they had entered into a definitive Agreement and Plan of Merger dated September 7, 2010 (“Merger Agreement”), whereby BMS would acquire all outstanding shares of ZymoGenetics for $9.75 in cash per share in a transaction valued at approximately $885 million, or $735 million net of cash.

3. Specifically, under the terms of the Merger Agreement, BMS is to commence a cash tender offer to purchase all of the outstanding shares of ZymoGenetics common stock for $9.75 per share in cash (“Tender Offer”) and will acquire any ZymoGenetics shares not purchased in the Tender Offer in a second-step merger at the same price per share paid in the Tender Offer (the “Merger Agreement” together with the “Tender Offer,” the “Proposed Acquisition”).

4. The Tender Offer is conditioned on the tender of at least 56% of the outstanding shares of ZymoGenetics common stock. Simultaneously with the execution of the Merger Agreement, however, ZymoGenetics entered into a Tender and Support Agreement with Novo Nordisk and Warburg Pincus, who together own approximately 36% of the outstanding shares of ZymoGenetics common stock, whereby Novo Nordisk and Warburg Pincus have agreed to tender all of their shares in the Tender Offer, subject only to the ZymoGenetics Board of Director’s (“Board”) continued recommendation of the transaction (“Tender Agreement”). Thus, it is a foregone conclusion that the public shareholders of ZymoGenetics will be stripped of their ownership interest in ZymoGenetics for the inadequate consideration offered in the Proposed Acquisition.

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5. BMS commenced the Tender Offer on September 10, 2010 by filing its Tender Offer Statement on Schedule TO (“TO”) with the U.S. Securities and Exchange Commission (“SEC”) and disseminating it to the Company’s public shareholders.

6. On September 15, 2010, ZymoGenetics filed its Recommendation Statement on Form 14D-9 with the SEC (“Recommendation Statement”). In an attempt to convince shareholders to tender their shares for the inadequate consideration offered in the Tender Offer, the Recommendation Statement misstates and/or omits material information regarding the Proposed Acquisition that is essential to the Company’s public shareholders’ ability to make a fully-informed decision on whether to tender their shares in support of the Proposed Acquisition.

7. As described below, both the value to ZymoGenetics shareholders contemplated in the Proposed Acquisition and the process by which defendants propose to consummate the Proposed Acquisition are fundamentally unfair to Plaintiff and the other shareholders of the Company. In pursuing the unlawful plan to facilitate the acquisition of ZymoGenetics by BMS for grossly inadequate consideration, through a flawed process and based upon grossly inadequate disclosures, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

8. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Acquisition or, in the event the Proposed Acquisition is consummated, recover damages resulting from the Individual Defendants’ (defined herein) violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

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JURISDICTION AND VENUE

9. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C §1331 in that Plaintiff’s claims arise in part under the Constitution and laws of the United States, including the Securities Exchange Act [15 U.S.C. §78aa] and 28 U.S.C. §1331. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. §1367(a).

10. This Court retains general jurisdiction over each named defendant who is a resident of Washington. Additionally, this Court has specific jurisdiction over each named non-resident defendant because these defendants maintain sufficient minimum contacts with Washington to render jurisdiction by this Court permissible under traditional notions of fair play and substantial justice. ZymoGenetics maintains its corporate headquarters and operations in Washington. Defendants’ conduct arose out of Washington and was purposefully directed at Washington. Finally, exercising jurisdiction over the named non-resident individual defendants is reasonable.

11. Venue is proper in this District pursuant to 28 U.S.C. §1391 because one or more of the defendants, including ZymoGenetics, either resides in or maintains executive offices in this District, and a substantial portion of the transactions and wrongs that are the subject of this complaint, occurred in substantial part in this District. Finally, the defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

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PARTIES

12. Plaintiff at all times relevant hereto has been and is a shareholder of ZymoGenetics and a citizen of the state of California.

13. Defendant ZymoGenetics is a Washington corporation with its headquarters located at 1201 Eastlake Avenue East, Seattle, Washington. The Company’s stock is publically traded on the NASDAQ exchange under the ticker symbol “ZGEN.” ZymoGenetics is a biopharmaceutical company focused on the development and commercialization of therapeutic proteins for the treatment of human diseases. According to the Company’s quarterly report for the period ended June 20, 2010, filed with the SEC, there were approximately 85.9 million shares of ZymoGenetics stock outstanding as of July 29, 2010.

14. Defendant Bruce L.A. Carter is Chairman of the Board and previously served as the Company’s CEO from April 1998 to January 2009.

15. Defendant James. A. Harper is a member of the Board and has served since July 2004.

16. Defendant David I. Hirsch is a member of the Board and has served since November 2000.

17. Defendant Lars Fruergaard Jørgensen (“Jørgensen”) is a member of the Board and has served since June 2010. Jørgensen is a Senior Vice President at Novo Nordisk A/S (“Novo Nordisk”) which owns approximately 26% of ZymoGenentics’ stock.

18. Defendant Jonathan S. Leff (“Leff”) is a member of the Board and has served since November 2000. Leff is a General Partner of Warburg, Pincus & Co. and a Managing Director of Warburg Pincus LLC (collectively “Warburg Pincus”). Warburg Pincus and its affiliates own approximately 11% of ZymoGenentics’ stock.

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19. Defendant David H. MacCallum is a member of the Board and has served since April 2005.

20. Defendant A. Bruce Montgomery, M.D. is a member of the Board and has served since March 2010.

21. Defendant Kurt Anker Nielsen is a member of the Board and has served since June 1997.

22. Defendant Edward E. Penhoet is a member of the Board and has served since May 2000.

23. Defendant Douglas E. Williams has served as a member of the Board and as the Company’s CEO since January 2009.

24. The defendants named in ¶¶ 14 - 23 are sometimes collectively referred to herein as the “Individual Defendants.”

25. BMS is a global biopharmaceutical company, engaged in discovering, developing, and delivering medicines that help patients prevail over serious diseases. BMS is incorporated in Delaware and maintains its principal place of business in New York.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on Plaintiff’s behalf and as a class action on behalf of all holders of ZymoGenetics stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

27. This action is properly maintainable as a class action.

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28. The Class is so numerous that joinder of all members is impracticable. There are more than 85.9 million shares of ZymoGenetics common stock outstanding held by thousands of shareholders geographically dispersed across the country.

29. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have beached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and others insiders or affiliates of ZymoGenetics;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated; and

(g) whether the Recommendation Statement misstates and/or omits material information regarding the Proposed Acquisition that is essential to the Company’s shareholders’ ability to make a fully-informed decision on whether to tender their shares in support of the Proposed Acquisition.

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30. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the party opposing the Class. 33. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES

35. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of ZymoGenetics and owe Plaintiff and the other members of the Class a duty of good faith, fair dealing, loyalty, due care and full, candid and adequate disclosure.

36. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as

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would be expected of an ordinarily prudent person. In a situation were the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s shareholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

37. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure that certain defendants receive hundreds of thousands of dollars in personal benefits at the expense of ZymoGenetics’s shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

SUBSTANTIVE ALLEGATIONS

38. ZymoGenetics is a biopharmaceutical company focused on the development and commercialization of therapeutic proteins for the treatment of human diseases. The Company’s product includes RECOTHROM® for use as a topical hemostat to control moderate bleeding during surgical procedures. Its immunology product candidates include PEG-IFN-lambda, a Phase II clinical trial product for the treatment of hepatitis C virus infection; IL-21, a Phase II clinical trial product as a treatment for metastatic melanoma; and IL-31 mAb, a preclinical

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stage product as a treatment for atopic dermatitis. The Company’s out-licensed product candidates include Atacicept, a soluble form of the TACI receptor; and IL-21 monoclonal antibody, a human monoclonal antibody. Its other out-licensed product candidates include rFactor XIII for the treatment of bleeding disorders; Fibroblast growth factor-18 for healing cartilage damaged by injury or disease; IL-17 receptor C soluble receptor; IL-20 monoclonal antibody; and IL-22 receptor subunit alpha monoclonal antibody for the treatment of psoriasis. ZymoGenetics also offers out-licensed commercial products comprising Novolin and insulin analogs for diabetes; NovoSeven for the treatment of hemophilia; Regranex for non-healing diabetic ulcers; GEM 21S for periodontal disease; GlucaGen for hypoglycemia and gastrointestinal motility inhibition; Cleactor for treatment of myocardial infarction; and Augment Bone Graft.

The Tender Offer

39. On September 7, 2010, ZymoGenentics and BMS issued a joint press release announcing they had entered into the Merger Agreement whereby BMS, in a transaction valued at approximately $885 million, or $735 million net of cash, will acquire all the outstanding shares of the Company.

40. Specifically, the Merger Agreement provides that BMS will make a Tender Offer for all of the outstanding shares of ZymoGenentics common stock in exchange for $9.75 in cash for each share of ZymoGenentics common stock. Upon successful completion of the Tender Offer and closing of the Proposed Acquisition, ZymoGenentics will become a wholly owned subsidiary of BMS.

41. The joint press release notes in relevant part:

(NEW YORK, NY and SEATTLE, WA, September 7, 2010) - Bristol-Myers Squibb Company (NYSE:BMY) and ZymoGenetics, Inc. (NASDAQ: ZGEN) announced today that the companies have signed a definitive agreement

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providing for the acquisition of ZymoGenetics by Bristol-Myers Squibb, for $9.75 per share in cash. The transaction, with an aggregate purchase price of approximately $885 million, or approximately $735 million net of cash acquired, has been unanimously approved by the boards of directors of both companies. The board of directors of ZymoGenetics intends to recommend that ZymoGenetics’ shareholders tender their shares in the tender offer. In addition, shareholders holding approximately 37% of the outstanding shares of ZymoGenetics’ common stock have entered into agreements with Bristol-Myers Squibb to support the transaction and to tender their shares in the offer.

“The acquisition of ZymoGenetics brings us full ownership of a promising investigational biologic that strengthens our very diversified Hepatitis C portfolio. Building on our leadership in virology, we are developing a strong portfolio to help patients with Hepatitis C,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “In addition, ZymoGenetics brings proven capabilities with therapeutic proteins and revenue from a marketed specialty surgical biologic. This acquisition is another example of our strategic, targeted approach to business development.”

“By joining forces with Bristol-Myers Squibb, we believe we will enhance the long-term potential of ZymoGenetics’ portfolio of assets, while providing a compelling valuation for our shareholders,” said Douglas E. Williams, Ph.D., chief executive officer of ZymoGenetics. “Our collaboration with Bristol-Myers Squibb in the development of PEG-Interferon lambda has been extremely positive and it has given us an opportunity to fully appreciate their capabilities. We believe that this transaction will maximize the potential for our products and product candidates to make a meaningful difference for patients in need.”

Bristol-Myers Squibb gains the following as a result of the acquisition:

•

Full ownership of pegylated-interferon lambda, a novel interferon in Phase IIb development for the treatment of Hepatitis C infection, which, if approved, could be an important contributor to Bristol-Myers Squibb’s future growth. The companies have collaborated on the development of pegylated-interferon lambda since January 2009. Four-week and 12-week results from a Phase IIa study will be presented at the American Association for the Study of Liver Diseases meeting later this year.

•	RECOTHROM®, a recombinant thrombin approved by the U.S. Food and Drug Administration for use as a topical hemostat to control non-arterial bleeding during surgical procedures.

•	IL-21 protein, a cytokine currently being tested in an open-label, Phase II clinical study as a potential immunotherapy treatment for metastatic melanoma.

•	An earlier-stage pipeline of six biologic drug candidates, including an anti-IL-31 antibody, currently in pre-clinical development for atopic dermatitis.

•	Potential milestone and royalty payments from six partnered programs in various stages of clinical development by EMD Serono, Inc., an affiliate of Merck KGaA, and Novo Nordisk.

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“ZymoGenetics is a leader in advancing novel biologics, particularly genomics-based therapies,” said Elliott Sigal, M.D., Ph.D., executive vice president and chief scientific officer, Bristol-Myers Squibb. “We expect ZymoGenetics’ pipeline and biologics capabilities to complement and enhance our existing efforts in Hepatitis C, oncology and immunoscience.”

Initially, the transaction is expected to be modestly dilutive to earnings per share (EPS) for Bristol-Myers Squibb. In 2010, the transaction is expected to be dilutive to EPS by approximately $0.03. In 2011, the transaction is expected to be dilutive to EPS by approximately $0.07.

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer on or about September 9, 2010, to purchase all of the outstanding shares of ZymoGenetics’ common stock for $9.75 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which is equal to or greater than 48,282,192 shares (which represents approximately 56% of the outstanding shares as of August 31, 2010, which represents a majority of the shares on a fully-diluted basis, excluding certain shares underlying derivative securities that are significantly out-of-the-money), and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $9.75 per share in cash. The merger agreement contains a provision under which ZymoGenetics has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

42. Rather than permitting the Company’s shares to continue to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive prospects and future financial success, the Individual Defendants acted for their own benefit and the benefit of BMS, and to the detriment of the Company’s public shareholders, by entering into the Proposed Acquisition. The Individual Defendants’ effectively capped ZymoGenetic’s price at a time when the Company’s stock is poised to grow. ZymoGenetics’ pipeline includes a “potential blockbuster” drug, PEG-IFN-lambda, which shows great promise in a market worth $4 billion in 2009 and is projected to grow at a compound annual growth rate of 9.8% to reach $8.5 billion by 2016. In addition to other promising drugs in the pipeline and products which the Company out-licenses, ZymoGenetics is currently selling RECOTHROM®,

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a compound that can help control bleeding in hospital settings, from which ZymoGenetics derived $11.9 million in the second quarter of 2010. If defendants are able to consummate the Proposed Acquisition, the Company’s public shareholders will not be able to share in the future success of ZymoGenetics.

The Preclusive Deal Protection Devices

43. In addition to agreeing to an inadequate price in the Proposed Acquisition, the Board has further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Merger Agreement the Company entered into with BMS. These provisions, which collectively preclude any competing offers for the Company, include: (i) the Tender Agreement whereby shareholders holding approximately 36% of the outstanding shares of ZymoGenetics’ common stock have agreed to tender their shares in the Tender Offer; (ii) a no-solicitation provision that precludes the Company from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (iii) a matching rights provision that allows BMS three business days to match any competing superior proposal; (iv) a termination fee provision which obligates the Company to pay BMS $28.7 million in the event the Proposed Acquisition is terminated in favor of a superior proposal, or $57.4 million in the event the Proposed Acquisition is terminated by the Company for other reasons; and (v) a Top-Up Option which allows BMS to acquire up to 90% plus one share and pursue a short form merger under Chapter 23B.11 of the Washington Business Corporations Action without any requirement of a shareholder vote.

44. The Individual Defendants are attempting to circumvent the requirement of a shareholder vote through the Top-Up Option, which ZymoGenetics’s Board granted to BMS.

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The Top-Up Option allows BMS to acquire up to 90% plus one share and pursue a short form merger under Chapter 23B.11 of the Washington Business Corporations Action. The Company has approximately 150 million shares authorized, and 85.8 million shares outstanding, so BMS can purchase over 60 million shares to effectuate the transaction. In conjunction with the 36% of the outstanding shares committed to the Tender Offer by Novo Nordisk and Warburg Pincus pursuant to the Tender Agreement, the Top-Up Option will allow defendants help to deliver the Company to BMS.

45. Specifically, Section 2.2 of the Merger Agreement (“Section 2.4”) provides for a “Top-Up Option” as follows:

Section 2.2 Top-Up Option.

(a) The Company grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and conditions set forth in this Section 2.2, to purchase from the Company up to the number of newly-issued shares of Company Common Stock equal to the lesser of (i) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the sum of (x) the number of shares of Company Common Stock outstanding immediately after the issuance of all shares of Company Common Stock subject to the Top-Up Option plus (y) all shares of Company Common Stock which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of all Company Options, the Company Warrant and other derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Company Common Stock, regardless of the conversion or exercise price or other terms and conditions thereof, or (ii) the aggregate number of shares of Company Common Stock that the Company is authorized to issue under the Company Articles of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option.

46. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

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The Materially Misleading and/or Incomplete Disclosure Documents

47. On September 15, 2010, ZymoGenentics filed its Recommendation Statement in connection with the Tender Offer with the SEC.

48. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Acquisition. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(a) the criteria used by Goldman Sachs in the Discounted Cash Flow Analysis for selecting discount rates ranging from 10% to 14% based on weighted average cost of capital and perpetuity growth rates ranging from 2% to 3% for ZymoGenetics. In addition, the definition of “free cash flows” used in this analysis;

(b) a description of whether the Discounted Cash Flow Analysis included consideration of stock-based compensation;

(c) a quantification of the estimated net operating loss carryforwards used in the Discounted Cash Flow Analysis;

(d) a description of the criteria used by Goldman Sachs for selecting price to net income per share multiples ranging from 18.0x to 22.0x and a discount rate of 10% to 14% based on cost of equity in its Illustrative Present Value of Future Share Price Analysis and description as to why Goldman Sachs selected 2019 forecasted net income in the same analysis;

(e) a description for the reason that Goldman Sachs used the same discount rate based on weighted average cost of capital and cost of equity in its analyses;

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(f) a description of the criteria for the companies selected and premiums observed by Goldman Sachs for each company in its Selected Transactions Analysis; and

(g) a description of whether Goldman Sachs conducted any market approach analysis to evaluate the Proposed Acquisition (i.e. comparable companies analysis). If not, an explanation for its decision not to conduct any market approach analysis.

(h) a description of whether Goldman Sachs conducted any analysis to evaluate the Proposed Acquisition on the basis of the per share Tender Offer price relative to revenue, EBITDA, or price/earnings multiples. If not, an explanation for the decision not to conduct any multiples analysis.

49. The Recommendation Statement also fails to disclose material information concerning Goldman Sachs. In particular, the Recommendation Statement fails to disclose the specific services provided by Goldman Sachs to BMS, Novo Nordisk, or Warburg Pincus or its related entities in the past five years as well as the fees received for such services. It is material for shareholders to be informed of any financial and economic interests Goldman Sachs may have in the Proposed Acquisition or in the parties involved that could be perceived or create a conflict of interest.

50. The Recommendations Statement should also disclose additional information related to the Top-Up Option, including number of authorized and outstanding common shares to date and the trigger amount of shares necessary for BMS to be able to exercise it.

51. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

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FIRST CAUSE OF ACTION

Claim for Violations of Section 14(d)(4) and 14(e) of the Exchange

Against ZymoGenetics and the Individual Defendants

52. Plaintiff incorporates by reference and reiterates each and every allegation contained above, as though fully set forth herein.

53. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

54. ZymoGenetics and the Individual Defendants have caused the Recommendation Statement to be issued with the intention of soliciting shareholder support of the Proposed Acquisition.

55. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

56. The Recommendation Statement violates Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, ZymoGenetics and the Individual Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

57. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

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SECOND CAUSE OF ACTION

Claim for Breach of Fiduciary Duty Against the Individual Defendants

58. Plaintiff incorporates by reference and reiterates each and every allegation contained above, as though fully set forth herein.

59. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care, loyalty, good faith, candor and independence to the shareholders of ZymoGenetics and have acted to put their personal interests ahead of the interests of ZymoGenetics’s shareholders.

60. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with ZymoGenetics without regard to the fairness of the transaction to ZymoGenetics’s shareholders and by failing to disclose all material information concerning the Proposed Acquisition to such shareholders.

61. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of ZymoGenetics because, among other reasons:

(a) They failed to take steps to maximize the value of ZymoGenetics to its public shareholders and they took steps to subvert the sale process, to cap the price of ZymoGenetics’s stock and to give defendants an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) They failed to properly value ZymoGenetics;

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(c) They failed to disclose all material information that would permit ZymoGenetics’s stockholders to make an informed decision on whether to tender their shares in support of the Proposed Acquisition; and

(d) They agreed to implement deal protection devices which were designed to and are favoring BMS to the detriment of the Class.

62. Because the Individual Defendants dominate and control the business and corporate affairs of ZymoGenetics, and are in possession of private corporate information concerning ZymoGenetics’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of ZymoGenetics which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

63. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the benefit of a fair sales process. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to ZymoGenetics’s stockholders sufficient information to enable them to make an informed decision on whether to tender their shares in support of the Proposed Acquisition, all to the irreparable harm of the members of the Class.

64. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

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THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of

Fiduciary Duty Against ZymoGenetics and BMS

65. Plaintiff incorporates by reference and reiterates each and every allegation contained above, as though fully set forth herein.

66. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

67. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

68. ZymoGenetics and BMS colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the breaches of fiduciary duties owed to Plaintiff and the members of the Class. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in Plaintiff’s favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a fair sales procedure or process that does not advantage any particular bidder and is designed to maximize shareholder value;

AMENDED COMPLAINT-20

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 17, 2010

BRESKIN JOHNSON TOWNSEND PLLC

By:	/s/ Roger M. Townsend
1111 3rd Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660 Fax: 206-852-8290 Email: rtownsend@bjtlegal.com

FARUQI & FARUQI, LLP
David H. Leventhal (pro hac vice pending) 369 Lexington Avenue, 10th Floor New York, NY 10017 Tel: 212-983-9330 Fax: 212-983-9331 Email: dleventhal@faruqilaw.com

Attorneys for Plaintiff

AMENDED COMPLAINT-21